Exhibit 99.4

January 21, 2022

Nouveau Monde Graphite Inc.

481, rue Brassard

Saint-Michel-des-Saints, Québec, Canada

J0K 3B0

Dear Ladies and Gentlemen:

Re:      Nouveau Monde Graphite Inc. (the "Corporation")

Reference is made to the prospectus supplement dated January 21, 2022 (the "Prospectus Supplement" to the Form 10 registration statement of the Corporation dated May 19, 2021, as amended on a post-effective basis on January 21, 2022), filed with the United States Securities and Exchange Commission, relating to the offering of up to US$75,000,000 of common shares of the Corporation.

We hereby consent to the reference to our firm name on the cover page and under the headings "Documents Filed as Part of The Registration Statement" and "Legal Matters" in the Prospectus Supplement, and to the reference to our firm name and the use of our opinion under the heading "Certain Canadian Federal Income Tax Considerations" in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/Blake, Cassels & Graydon LLP